UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Perseon Corporation

(Name of Subject Company)

GALIL MERGER SUB, INC.

(Offeror)

A wholly-owned subsidiary of

GALIL MEDICAL INC.

(Offeror)

A wholly-owned subsidiary of

GALIL MEDICAL LTD.

(Offeror)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
PUBLIC WARRANTS TO PURCHASE COMMON STOCK

(Title of Classes of Securities)

715270 203	715270 112
(CUSIP Number of Common Stock)	(CUSIP Number of Public Warrants)

Marty Emerson	Please send copies of all communications to:
Galil Medical Inc.	Robert K. Ranum, Esq.
4364 Round Lake Road	Fredrikson & Byron, P.A.
Arden Hills, MN 55122	200 South Sixth Street, Suite 4000
Telephone: (877) 639-2796	Minneapolis, MN 55402
Fax: (877) 510-7757	Fax: (612) 492-7077
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

 This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Galil Merger Sub, Inc., a Delaware corporation (the “Purchaser”), a direct wholly-owned subsidiary of Galil Medical Inc., a Delaware corporation (the “Parent”), which is itself a direct wholly-owned subsidiary of Galil Medical Ltd, an Israeli company (the “Israeli Parent”), for all the outstanding common stock and publicly-traded warrants of Perseon Corporation, a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated October 26, 2015, among Parent, Purchaser, and the Company.

The exhibits are neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock and the outstanding publicly-traded warrants described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/ recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Exhibit Index

Exhibit	Description
99.1	Press Release dated October 27, 2015
99.2	Press Release dated October 27, 2015